December 13, 2012

Mr. Michael R. Clampitt

Senior Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Home Loan Servicing Solutions, Ltd.

Amendment No. 1 to Registration Statement

on Form S-1

Filed December 7, 2012

File number 333-184715

Dear Mr. Clampitt:

Reference is made to the letter dated December 12, 2012 (the “Comment Letter”) to Mr. Michael McElroy, General Counsel of Home Loan Servicing Solutions, Ltd. (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Prospectus Cover Page

1.	Revise to name the lead underwriter.

Pursuant to Item 501(b)(8) of Regulation S-K, the Company has disclosed on the front cover of the prospectus the names of the lead underwriters for the offering.

Previous Comment 4

2.	With regard to the last paragraph of the response to this comment that “… advances typically do not exceed 10% of the unpaid principal balance…,” advise the staff if there are any over 20%. If so, please provide details.

As of November 30, 2012, 0.09% of the aggregate outstanding advances owned by us were attributable to servicing agreements that had advance balances in excess of 20% of the aggregate outstanding unpaid principal balance of the related pool of mortgage loans. This

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

December 13, 2012

percentage is consistent with historical trends. Out of 466 servicing agreements related to the Rights to MSRs that the Company owns, as of November 30, 2012 there were three servicing agreements with advance balances in excess of 25%. While the highest advance balance was equal to 54.79%, this balance applied only to 0.002% of the Company’s aggregate advances on that date (i.e., $26,690 compared to $1,425,443,439).

Previous Comment 5

3.	We note you have added that all dividends have been paid out of current earnings. In this regard, and with reference to page F-5, please advise us as to why Declaration of Dividends reflects over $2.9 million as being a reduction in Additional Paid In Capital.

On January 30, 2012, our Board of Directors declared a dividend of $0.10 per ordinary share for each of the first three months following the successful completion of our initial public offering (which dividend was prorated to $0.08 per ordinary share with respect to the partial month of March 2012) and recorded an accrual of $3,939,000 for the dividends declared but not paid. At the time this dividend was declared, we were considered a development stage enterprise. The dividend was therefore recorded as a reduction to Additional Paid In Capital to the extent that it exceeded our retained earnings as of December 31, 2011, plus our net income for the quarter ended March 31, 2012 (total amount of $1,003,000). On April 10, 2012, we paid cash dividends of $1,125,000 or $0.08 per ordinary share against March year-to-date net income of $1,294,000. Similarly, dividends declared and charged to Additional Paid In Capital for the months of April and May 2012 were paid from net income for those months. By the end of the second quarter, cumulative net income exceeded cumulative dividends declared, and going forward all dividends will be declared out of retained earnings.

Material Cayman Island and United States Federal Income Tax Considerations, page 150 Taxation of the Issuer

4.	As follows, please revise, or advise:

•	The reference on page 152 to your special counsel should be moved so that it precedes the “Taxation of the Issuer “;

•	The section “Taxation of the Issuer” at the very beginning should use the language in (ii) on page 2 of Exhibit 8.2; and,

•	Exhibit 8.2 should include opinions with regard to the dividends, sale, exchange and other taxable dispositions (similar to (ii) for the Issuer as referenced above).

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

December 13, 2012

In response to the Staff’s comment, we have revised pages 151 and 152 of Amendment No. 2 to include the requested information, and Exhibit 8.2 of Amendment No. 2 has been revised as requested.

Exhibit 5.1

5.	Revise to remove the second clause in assumption 6, i.e., remove “and, at such time, the Company shall have sufficient authorized share capital in order to validly issue such Shares”.

In response to the Staff’s comment, Exhibit 5.1 of Amendment No. 2 has been revised as requested.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

December 13, 2012

Should you have any questions, please contact me at the phone number or e-mail address set forth above.

Sincerely, Home Loan Servicing Solutions, Ltd.

By:	/s/ Home Loan Servicing Solutions, Ltd.
Name:	Mike McElroy
Title:	SVP & General Counsel

cc:	Christopher S. Auguste, Esq.